

August 15, 2013

Via E-mail
Lynn J. Good
Chief Executive Officer
Duke Energy Corporation
550 South Tryon Street
Charlotte, NC 28202-4200

      Re: **Duke Energy Corporation**
              Progress Energy, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 1, 2013
              File Nos. 1-32853 and 1-15929

Dear Ms. Good:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1. Our review encompassed the parent company, and Progress Energy, Inc. In the interests of reducing the number of comments, we have not addressed Progress Energy, Inc. with a separate comment. To the extent a comment is applicable to Progress Energy, Inc. please address the issue separately for this registrant.

Item 1.A. Risk Factors, page 26

2. In future filings, please consider including a risk factor to discuss the risks related to non-compliance of debt covenants or conditions. In this regard, we note on page 70 your

disclosure that the Subsidiary Registrants are required to pass a "net earnings" test in order to issue new first mortgage bonds, and the test requires that the issuer's adjusted net earnings be at least twice the annual interest requirement for bonds currently outstanding and to be outstanding. However, you disclose that "Duke Energy Indiana's and Progress Energy Florida's ratios of net earnings to the annual interest requirement for bonds have at times in 2012 been below 2.0."

Item 7. Management's Discussion & Analysis of Financial Condition, page 37

Liquidity and Capital Resources, page 65

3. In future filings, please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note that your cash and cash equivalents decreased from 2012 as compared to 2011 and during the quarterly period ended March 31, 2013. However, they appear to have increased in your most recent Form 10-Q for the quarterly period ended June 30, 2013. In future filings, please elaborate and explain these trends. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. See Item 303 of Regulation S-K and SEC Release No. 33-8350. This comment also applies to the Form 10-K for the period ended December 31, 2012 filed by Progress Energy, Inc.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, page 117

Allowance for Doubtful Accounts, page 122

4. Please explain to us and disclose what caused the three year decline in the allowance for doubtful accounts at Progress Energy.

2. Acquisitions, Dispositions and Sales of Other Assets, page 128

Purchase Price Allocation, page 130

5. We note your disclosure of the purchase price allocation refinements for the Progress Energy merger, which included a decrease in fair value to property, plant and equipment of $1,670 million. We also note your disclosure that Progress Energy's operations are primarily rate-regulated in which the fair values of their tangible and intangible assets and liabilities subject to rate-setting provisions approximate their carrying values. In that regard, explain to us and disclose what the fair value refinements represent and whether they are related to any non-regulated operations.

4. REGULATORY MATTERS, page 138

Retired Generation Facilities, page 140

6. Refer to your statement, "[p]rogress Energy Carolinas anticipates earning a return on the outstanding balance with the costs excluded from rate base." Please provide to us your regulatory analysis and evidence you considered which supported the recognition of a regulatory asset for the net book value of these retired generation facilities while at the same time earning a return on assets that are excluded from rate base.

Progress Energy Florida, page 143
Crystal River Unit 3, page 143

7. We note your announcement of the retirement of Crystal River Unit 3 in February 2013 and that your decision was based on the final report prepared by Zapata Incorporated in late September 2012 in reviewing and assessing the repair plan for the Unit. We also note Progress Energy recorded $192 million of impairment and other charges related to the wholesale operations of the Unit, which are not recovered and that Duke Energy reflected this amount as part of the Progress Energy purchase price allocation. In that regard, explain to us and disclose in more detail why it is appropriate to reflect this amount as part of Progress Energy purchase price in light of the timing of the report and your decision in February 2013.

24. Income Taxes, page 247

8. Refer to the Net Deferred Tax Liability Components table. Please tell us and disclose the nature and components of this line item "Deferred credits and other liabilities" of $2.948 billion and $822 million for Duke Energy and Progress Energy, respectively, as of December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina, Staff Attorney, at (202) 551-3792 or Mara Ransom, Assistant Director, at (202) 551-3264 if you have questions regarding any other comments.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief